                                                  Filed by i2 Technologies, Inc.
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                to Rule 14a-12 of the Securities
                                                            Exchange Act of 1934

                                                              Subject Companies:
                           i2 Technologies, Inc., Commission File No.: 000-28030
                        Aspect Development, Inc., Commission File No.: 000-20749



               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION

                 GIVEN BY i2 TECHNOLOGIES, INC. ON MAY 11, 2000





                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                   Chase H&Q 28th Annual Technology Conference

                                Bill Beecher, CFO

                                  May 11, 2000


(C)1995-2000 i2 Technologies, Inc. CONFIDENTIAL               Slide 1





                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                                Bill Beecher, CFO

                                  May 11, 2000


(C)1995-2000 i2 Technologies, Inc. CONFIDENTIAL               Slide 2





                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                     MSDW Millennium Convertibles Conference

                                Bill Beecher, CFO

                                  May 11, 2000


(C)1995-2000 i2 Technologies, Inc. CONFIDENTIAL               Slide 3





SAFE HARBOR LANGUAGE

In our presentation today, and during the question and answer session, we may make projections or forward-looking statements, including statements regarding i2's ability to complete acquisitions, execute its strategy, achieve growth targets, and provide benefits to customers, that involve risks and uncertainties. These risks and uncertainties include various important factors such as competition, market acceptance of our products, technological change, recent business ventures, international operations and general economic conditions. For additional discussion of factors which could impact the Company's financial results, please refer to the Company's latest Form 10-K and other recent reports filed with the SEC.

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 4





Agenda

- What is i2?

- The eBusiness opportunity

- The solution - TradeMatrix

- Evolving our business model

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 5





Profile of i2

- Most comprehensive solutions for B2B

- Leading vision for intelligent eBusiness

- Proven Record of execution

- Facing historic opportunity

                                               "i2 is in the right place
                                                   at the right time
                                               with the right solution"

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 6





Established Expertise in Supply Chain

 [GRAPHIC SHOWING A FOUR QUADRANT MATRIX WITH THE LEFT BORDER LABELED "Ability
       to Execute" AND THE BOTTOM BORDER LABELED "Completeness of Vision."
    THE UPPER LEFT QUADRANT IS LABELED "Challengers" AND IS EMPTY. THE UPPER
     RIGHT QUADRANT IS LABELED "Leaders" AND CONTAINS "i2." THE LOWER LEFT QUADRANT IS LABELED "Niche Players" AND CONTAINS "Baan, JD Edwards, MAPICS,
     Peoplesoft, LPA, Mercia, Honeywell, Demand Mgmt and Unicorn." THE LOWER
      RIGHT QUADRANT IS LABELED "Visionaries" AND CONTAINS "SCT/Fygir, SAP,
       Manugistics, Paragon, Logility, SynQuest, WebPlan and Aspen Tech."]

                                                Source: Gartner Group (12/29/99)

Supply Chain Planning "Magic Quadrant" 1999

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 7





i2's Recent Results
(1Q2000)

- $745M annual revenue run rate
- 88 customer transactions
- Deferred revenues up $64M (88%)
- Building 50+ marketplaces

    [UNLABELED BAR GRAPH CONTAINING FOUR BARS, EACH INCREASING IN HEIGHT FROM
                                 LEFT TO RIGHT]

Mission: $50 billion in customer value by 2005 -
$7.6 billion confirmed through 1999 audit

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 8

The Opportunity

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 9





Intelligent eBusiness: More Than Just
Automating Buy-Sell Transactions


      [BAR GRAPH DEPICTING THE INCREASE IN VALUE FROM WEB SITE PRESENCE TO
       INTELLIGENT EBUSINESS AND CONTAINING THE BELOW-LISTED INFORMATION]

                                                         INTELLIGENT
WEBSITE       eCOMMERCE             eBUSINESS            eBUSINESS
-------       ---------             ---------            -----------
Presence      On-line Catalog      Buying & Selling      Synchronization &
              Buying & Selling                           optimization of
                                                         end-to-end
                                   Redeployment of       business processes,
                                   current               spanning
                                   business practices    multiple enterprises


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 10





Businesses Historically Focused on
Internal Processes


   [GRAPHIC SHOWING THE FOLLOWING BUSINESSES: PRODUCT DEVELOPMENT/ENGINEERING,
                MANUFACTURING AND MARKETING/SALES/ADMINISTRATION]


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL

Internet Extends Business Processes
Across Multiple Enterprises

   [CHART DEPICTING VISUAL PRESENTATIONS OF BUSINESS PROCESSES ACROSS MULTIPLE ENTERPRISES - DIRECT MATERIAL SUPPLIERS, INDIRECT MATERIAL SUPPLIERS, HUMAN
  RESOURCES, LOGISTICS PROVIDERS, DESIGN PARTNERS AND CUSTOMERS ALL INTERACTING
             WITH PRODUCT DEVELOPMENT/ENGINEERING, MANUFACTURING AND
                         MARKETING/SALES/ADMINISTRATION]

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL





Intelligent eBusiness Must Address
Multi-enterprise Relationships

   [CHART DEPICTING IN THE BACKGROUND THE CHART FROM THE PREVIOUS SLIDE, WITH "Procurement" SUPERIMPOSED OVER DIRECT MATERIAL SUPPLIERS, "Product Lifecycle
    Management" SUPERIMPOSED OVER HUMAN RESOURCES, "Supply Chain Management"
     SUPERIMPOSED OVER PRODUCT DEVELOPMENT/ENGINEERING, "Service Management" SUPERIMPOSED OVER MARKETING/SALES/ADMINISTRATION, "Fulfillment" SUPERIMPOSED OVER LOGISTICS PROVIDERS, AND "Customer Management" SUPERIMPOSED OVER DESIGN
                            PARTNERS AND CUSTOMERS]

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL





The Solution


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 14





Introducing TradeMatrix

- i2's TradeMatrix TM is the most comprehensive eBusiness platform available, providing the services, content and technology required to rapidly build and connect eMarketplaces.

                    [GRAPHIC DEPICTING NUMEROUS EMARKETPLACES
                     AND THEIR INTERACTION WITH ONE ANOTHER]


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 15





Intelligent eBusiness With TradeMatrix
is a Natural Evolution


  [GRAPHIC SHOWING THE EVOLUTION OF INTELLIGENT EBUSINESS FROM FACTORY PLANNING
        TO SUPPLY CHAIN OPTIMIZATION TO EBUSINESS PROCESS OPTIMIZATION TO
                          EMARKETPLACES TO TRADEMATRIX]


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 16





Aspect Extends Solution Footprint

- Discovery search engine                    [GRAPHIC SHOWING THE INTERACTION OF
- Direct materials content                   DIRECT PROCUREMENT, INDIRECT PRO-
- MRO content                                CUREMENT AND DESIGN COLLABORATION
- Content exchange                           WITH CONTENT, ALL SUPERIMPOSED OVER
- Enhanced design and sourcing               THE GRAPHIC FROM SLIDE 15]
  private exchange services

(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL                   Slide 17





i2's Combined Offerings

   [GRAPHIC SHOWING VARIOUS SERVICES - THE i2 LOGO AND THE ASPECT DEVELOPMENT LOGO ARE LOCATED ABOVE "design" AND "source," THE IBM LOGO, i2 LOGO, AND ARIBA
     LOGO ARE LOCATED BELOW "buy," AND THE i2 LOGO IS LOCATED ABOVE "make,"
               "move," "store," "sell" and "customer management"]

B2B Content                                   [aspect LOGO  supplybase.inc LOGO]

Physical Execution                                          [freightMatrix LOGO]

Mfg/Dist           move            preferred         financial        measured
Execution        products          services         settlement         success


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 18





Differentiation of TradeMatrix

- Most open, comprehensive
  B2B2C solutions in the market

  - Breadth of services                                      [GRAPHIC FROM SLIDE
  - Rich content                                                  15 SHOWN HERE]
  - Marketplace-to-marketplace
    connectivity
  - Physical fulfillment
  - i2 heritage of
    delivering
    B2B value


(C)1995-2000                                     INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                                  [i2 LOGO]
CONFIDENTIAL                   Slide 19





Working on Over 50 Marketplaces

- TradeMatrix launched Oct-99                               [tradeMatrix LOGO]

- Industry Public Marketplaces       [eService Matrix     [homeElectronicsMatrix
                                           LOGO]                  LOGO]

  [hightechMatrix                 [freightMatrix                [softgoodsMatrix
       LOGO]                          LOGO]                           LOGO]

- Some Other Announced Marketplaces

  - Alliant, VF Corp, Med-Surg, Planet-One (timber), FDI-FMI,
    Volkswagen, Renault, Gate Gourmet, Computer Broker
    Exchange, AT&T Canada, Siemens IT Service, many more...


     [iStarXchange                  [FASTURN                   ecampus.com
         LOGO]                        LOGO]                       LOGO]

    [MyAircraft.com                                        [ChemicalsWorld.com
         LOGO]                                                    LOGO]

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 20





                           Evolving Our Business Model

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 21





Marketplaces Add Recurring Revenues


                                               Public                  Private
                                             Marketplace             Marketplace
- Up-front fee                                    X                       X
- Share of revenue                                X
- Subscription fees                               X                       X
- Transaction fees                                X                       X

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 22





Customers Benefit from TradeMatrix
Marketplace Services

- Each of six services offers significant benefits, PLUS:
- Lower up-front costs
- Faster time-to-value
- Increased profitability
- Expanded channels and suppliers

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 23



Many Customers Achieve 11% Bottom
Line Improvement

   [BAR GRAPH SUPERIMPOSED OVER THE i2 LOGO DEPICTING CERTAIN CUSTOMER SAVINGS
                               AS INDICATED BELOW]


                                                                                                         11.1%
                                                                                                         Total
                                                                                                       Benefits

                                                                                               1.0%
                                                                                               Sales
                                                                                             increase

                                                                                     1.6%
                                                                                    Margins
                                                                                   increase

                                                                            8.5%
                                                                        Total Cost
                                                                          Savings

                                                                       0.9%
                                                                   Savings in
                                                                        R&D

                                                        0.9%
                                                     Savings in
                                                   sales expenses

                                              1.7%
                                         Efficiencies in
                                         Indirect Spend

                                      2.0%
                                 Efficiencies in
                                  Direct Spend

                           0.8%
                          Reduced
                      Logistics Costs

                 1.2%
               Reduction
                in E&O

       1.0%
     Inventory
    Reductions

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 24




Customer Value Translates to i2
Success (25 Consecutive Record Qtrs)

  [BAR CHART SHOWING QUARTERLY GROWTH FROM LESS THAN $5 MILLION IN 1Q94 TO OVER
                              $180 MILLION IN 1Q00]


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 25




Selected i2 Customers

  [GRAPHIC DISPLAYING THE LOGOS OF BRISTOL-MYERS SQUIBB COMPANY, DELL, GE, 3M,
     HEWLETT PACKARD, JOHNSON&JOHNSON, DOLE, IBM, TEXAS INSTRUMENTS, TIMEX, CORNING, MERCK, COMPAQ, OXY, WHIRLPOOL, FORD, TOSHIBA, CASE, USS, BOEING,
   LIPTON, FUJITSU, VF CORPORATION, WARNACO, BRITISH STEEL, AMAZON.COM AND GM]

(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 26




Investment Conclusion


- Evolution of eBusiness = Opportunity
  "in the right place at the right time with the right solution"


- TradeMatrix solutions are highly differentiated
  - Aspect expands value to customers
- TradeMatrix services improve our business model
- Superior record of execution


(C)1995-2000                                  INTELLIGENT eBUSINESS SOLUTIONS
i2 Technologies, Inc.                                               [i2 LOGO]
CONFIDENTIAL                   Slide 27




                                    [i2 LOGO]

                         INTELLIGENT eBUSINESS SOLUTIONS

                                Bill Beecher, CFO

                                  May 11, 2000

(c) 1995-2000 i2 Technologies, Inc. CONFIDENTIAL     Slide 28

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves i2 Technologies, Inc.'s ("i2") expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about i2's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to i2 as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the completion of the contemplated Aspect merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all, and if completed, the successful integration of Aspect Development, Inc. ("Aspect"), competition, the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2 and Aspect, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission ("SEC").

Additional Information and Where to Find It: i2 has filed a Registration Statement on Form S-4 in connection with the merger, and i2 and Aspect have mailed a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about i2, Aspect, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in i2 and Aspect can be found in the annual, quarterly and special reports, proxy statements and other information filed by i2 and Aspect with the SEC. Investors and security holders are able to obtain free copies of these documents through the website maintained by the SEC at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from i2 by directing a request by mail to i2 Technologies, Inc., Investor Relations, One i2 Place, 11701 Luna Road, Dallas, Texas 75234, telephone: (469) 357-1000, and from Aspect through the Investor Relations portion of Aspect's website at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: (650) 428-2700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

i2, each of its directors, executive officers and certain other members of management and employees may be soliciting proxies from i2 stockholders in favor of the issuance of shares of i2 common stock in the merger. The names of such persons who may solicit proxies are set forth in i2's Form 8-K as filed on March 14, 2000, as amended, and i2's Form 425 as filed on May 8, 2000. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about i2, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in i2 can be found in the annual, quarterly and special reports, proxy statements and other information filed by i2 with the SEC.

Aspect, each of its directors, executive officers and certain other members of management and employees may be soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The names of such persons who may solicit proxies are set forth in Aspect's Form 425 as filed on April 7, 2000. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Aspect, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Additional information regarding the persons soliciting proxies and their security holdings in Aspect can be found in the annual, quarterly and special reports, proxy statements and other information filed by Aspect with the SEC.